Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX

July 25, 2022

IPERIONX AND OAK RIDGE NATIONAL LABORATORY TECHNICAL COLLABORATION

▪	IperionX and Oak Ridge National Laboratory (“ORNL”) to collaborate on developing low-cost titanium alloys for additive manufacturing (3D printing) using IperionX’s titanium metal powders

▪
A U.S. Department of Energy (“DOE”) approved User Agreement has been executed to advance work between ORNL and IperionX at DOE’s Manufacturing Demonstration Facility (“MDF”) at ORNL, a 110,000 sq. ft. user facility that is the nation’s only large-scale open-access facility for demonstrating R&D manufacturing technologies and optimizing critical processes (link)

▪	Key objectives of the User Agreement include:

o
Evaluation & characterization of titanium spherical powders produced through IperionX's technologies for use in additive manufacturing / 3D printing, including opportunities to use titanium powders to parts which currently rely on other metals, including stainless steel and aluminum

o	Demonstration that pressed and sintered parts produced using IperionX’s titanium powders have equivalent or better characteristics to parts produced using industry standard titanium powders

▪
The User Agreement will complement an ongoing project to qualify and demonstrate the performance of IperionX’s titanium powder for additively manufactured aerospace parts, supporting a project with the U.S. Navy to test titanium flight critical metal replacement components for the U.S. Department of Defense (“DoD”)

IperionX Limited (“IperionX” or “Company”) (NASDAQ: IPX, ASX: IPX) is pleased to announce that the U.S. Department of Energy (“DOE”) has approved a technical collaboration between IperionX and Oak Ridge National Laboratory to advance the application of low cost alloys utilizing spherical powder produced through IperionX’s titanium technologies.

The User Agreement has been executed to advance work between ORNL and IperionX at DOE’s Manufacturing Demonstration Facility (“MDF”) at ORNL. The MDF is a 110,000 sq. ft. facility that is the nation’s only large-scale open-access user facility for rapidly demonstrating R&D manufacturing technologies and optimizing critical processes (link). Key objectives of the User Agreement include:

▪
Evaluation & characterization of spherical titanium powders produced through IperionX's technologies for use in additive manufacturing / 3D printing, including opportunities to use titanium powders to manufacture parts which currently rely on other metals, including stainless steel and aluminum

▪	Demonstration that pressed and sintered parts produced using IperionX’s titanium powders have equivalent or better characteristics to parts produced using industry standard titanium powders

ORNL has been at the forefront of research and development relating to low-cost titanium powder technologies including applications in the automotive, defense and aerospace industries.

As a focus of the collaboration, initially, pressed and sintered parts will be produced and tested at the MDF with the aim of validating that the components fabricated with commercially pure titanium or Ti-6Al-4V alloy produced by IperionX meet the characteristics for light-weighting for the transportation sector, including heavy trucks, aircraft components and other transportation applications where titanium has an advantage over currently used metals such as steel and aluminum.

The User Agreement will complement IperionX’s ongoing project to qualify and demonstrate the performance of its U.S. produced titanium powder for additively manufactured aerospace parts, supporting a project with the U.S. Navy to test titanium flight critical metal replacement components for the U.S. Department of Defense.

Corporate Office	Tennessee Office	Salt Lake City Office

129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119

Anastasios (Taso) Arima, IperionX’s Managing Director and CEO said: “We are extremely pleased to be working with ORNL. The laboratory is an ideal partner for IperionX, with expertise in additive manufacturing, along with a strong interest in identifying new powder feedstocks that lower costs and increase energy efficiency, particularly in transportation.

ORNL brings a knowledge base from numerous collaborations with advanced manufacturing companies, such as partnering in Volkswagen’s first U.S. innovation hub in Tennessee to develop lighter vehicle components from composite materials and electrify vehicles, its recent work with NASA which resulted in a 3D printed thermal protection shield traveling to the International Space Station, or its 3D printing work with Boeing’s 777x.

Both organizations share Tennessee roots, and we look forward to progressing the User Agreement and establishing a strong relationship between IperionX and ORNL.”

This announcement has been authorized for release by the CEO and Managing Director.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

About IperionX

IperionX’s mission is to be the leading developer of low carbon, sustainable, critical material supply chains focused on advanced industries including space, aerospace, electric vehicles and 3D printing. IperionX’s breakthrough titanium technologies have the potential to produce titanium products which are sustainable, 100% recyclable, low carbon intensity and at product qualities which exceed current industry standards. The Company also holds a 100% interest in the Titan Project, located in Tennessee, U.S., a very large titanium resource in North America which is also rich in rare earth minerals.

Forward Looking Statements

Information included in this release constitutes forward-looking statements. Often, but not always, forward looking statements can generally be identified by the use of forward-looking words such as “may”, “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “continue”, and “guidance”, or other similar words and may include, without limitation, statements regarding plans, strategies and objectives of management, anticipated production or construction commencement dates and expected costs or production outputs.

Forward looking statements inherently involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance, and achievements to differ materially from any future results, performance, or achievements. Relevant factors may include, but are not limited to, changes in commodity prices, foreign exchange fluctuations and general economic conditions, increased costs and demand for production inputs, the speculative nature of exploration and project development, including the risks of obtaining necessary licenses and permits and diminishing quantities or grades of reserves, the Company’s ability to comply with the relevant contractual terms to access the technologies, commercially scale its closed-loop titanium production processes, or protect its intellectual property rights, political and social risks, changes to the regulatory framework within which the Company operates or may in the future operate, environmental conditions including extreme weather conditions, recruitment and retention of personnel, industrial relations issues and litigation.

Forward looking statements are based on the Company and its management’s good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company’s business and operations in the future. The Company does not give any assurance that the assumptions on which forward looking statements are based will prove to be correct, or that the Company’s business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company’s control.

There may be other factors that could cause actual results, performance, achievements, or events not to be as anticipated, estimated or intended, and many events are beyond the reasonable control of the Company. Accordingly, readers are cautioned not to place undue reliance on forward looking statements. Forward looking statements in these materials speak only at the date of issue. Subject to any continuing obligations under applicable law or any relevant stock exchange listing rules, in providing this information the Company does not undertake any obligation to publicly update or revise any of the forward-looking statements or to advise of any change in events, conditions or circumstances on which any such statement is based.